UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

TD Ameritrade Holding Corporation

File No. 1-35509 - CF#36238

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TD Ameritrade Holding Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on February 6, 2013, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 7, 2018.

Based on representations by TD Ameritrade Holding Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1   through July 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary